October 23, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549-7010

Attn:    Erin E. Martin, Special Counsel

Jessica Livingston, Staff Attorney

Gus Rodriguez, Accounting Branch Chief

Michelle Miller, Staff Accountant

Re:    CURO Group Holdings Corp.

Registration Statement on Form S-1

Submitted July 12, 2017

CIK No. 0001711291

Ladies and Gentlemen:

On behalf of CURO Group Holdings Corp. (the “Company”) we are submitting this letter and the following information in response to the letter, dated October 12, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on September 28, 2017. We are also electronically transmitting for filing an amended version of the Registration Statement on Form S-1 (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Revenue by Product and Segment and Related Loan Portfolio …, page 54

1.	Comment: We note your response to comment 3. Please address the following:

•	Discuss and analyze your CSO products separately from your loan products due to the differences in provisions for losses as a percentage of originations for unsecured and secured installment loans and net revenue as a percentage of revenues for your secured installment loans;

•	Disclose why the provision rate for CSO unsecured loans decreased and the provision rate for CSO secured loans increased from December 2015 to June 30, 2017 even though the majority of delinquent CSO loans are unsecured; and

•	Disclose the percentage of unsecured and secured loans that prepaid during the periods presented.

Response: The Company acknowledges the Staff’s comment.

•	In response to the Staff’s comment, the Company has revised pages 54 and 60 through 64 to include detail for the Company’s CSO unsecured loan products separately from its Company-owned unsecured loan products.

•	The secured CSO loan products are an immaterial portion of our business so we did not expand the related loan tables or other disclosures for those products.

•	In response to the Staff’s comment, the Company has revised pages 93 and F-9 to include the percentage of unsecured and secured loans that prepaid during the periods presented.

2.	Comment: We note your response to comment 5. Please address the following:

•	You state in your response that your CSO guarantee represents both a noncontingent obligation to stand ready to perform and a contingent obligation. Please revise your disclosures to clarify how you determined that the guarantee liability represents the greater of the fair value objective in ASC 460-10-30-2 or ASC 450-20-30. Refer to ASC 460-10-30-3.

•	Please revise your disclosures to clarify your accounting policy for the initial and subsequent recognition of the CSO guarantee liability and for releasing your performance obligation under the guarantees. Please reference the applicable ASC guidance.

•	Please provide us with the journal entries you record at inception and over the course of the guarantee period through loan payoff for all the relevant balance sheet and income statement accounts so as to better understand how you account for your CSO loans and guarantee liability. Consider using the related loan provided in your response to comment 4 as an example.

Response: The Company acknowledges the Staff’s comment.

•	The Company has revised disclosures in the document, specifically on pages 5 through 6, 53 through 54, 89 through 90, 92 through 93, 105 through 106, F-9, F-20 through F-21, F-47 through F-48, F-62 through F-63, and F-76 to address the initial measurement of and subsequent accounting for the guarantee liability.

•	The Company advises the Staff that it is supplementally providing under separate cover an internal memo that outlines the Company’s evaluation of its stand ready and contingent obligation and the initial measurement of and subsequent accounting for the guarantee liability which includes the journal entries as suggested by the Staff.

3.	Comment: We note your response to comment 17. You stated in your response that upon further evaluation and consultation with your independent accounting firm that you believe that you have a performance obligation. You also stated that the recognition of guarantee liabilities and changes therein approximated fair value in all material respects. Please address the following:

•	Please provide us with a materiality analysis of your recognition of guarantee liabilities and changes therein that approximated fair value under SAB 99, and

•	Please tell us if you intend to provide financial restatement disclosures. Please refer to ASC 250.

Response: The Company acknowledges the Staff’s comment.

•	The Company advises the Staff that it is supplementally providing under separate cover a SAB 99 analysis of the recognition of its CSO guarantee. Based upon the conclusion of this analysis, the Company does not intend to provide financial restatement disclosures.

The Company has also amended the Registration Statement to update certain information. Please do not hesitate to contact me at (212) 728-8214 with any further questions or comments.

Sincerely,

/s/ Cristopher Greer

cc: Vin Thomas, Chief Legal Officer, CURO Group Holdings Corp.

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